Calgary, Alberta

May 6, 2009

NEWS RELEASE:

Paramount Resources Ltd.

Financial and Operating Results

For The Three Months Ended March 31, 2009

Paramount Resources Ltd. (TSX:  POU) ("Paramount" or the "Company") announces its financial and operating results for the three months ended March 31, 2009.

FINANCIAL AND OPERATING HIGHLIGHTS (1)
($ millions, except as noted)

Three Months Ended	March 31, 2009	March 31, 2008	Change %
Financial
Petroleum and natural gas sales	40.2	77.0	(48)
Funds flow from operations	17.6	24.2	(27)
Per share – diluted ($/share)	0.27	0.36	(25)
Net loss	(23.7)	(38.0)	38
Per share – diluted ($/share)	(0.36)	(0.56)	36
Exploration and development capital expenditures	55.5	64.1	(13)
Investments (2)	256.2	386.2	(34)
Total assets	1,109.7	1,217.0	(9)
Net debt (3)	143.0	74.8	91
Common shares outstanding (thousands)	66,125	67,693	(2)

Operating
Sales volumes:
Natural gas (MMcf/d)	51.1	65.8	(22)
Oil and NGLs (Bbl/d)	3,398	3,811	(11)
Total (Boe/d)	11,912	14,775	(19)
Gas weighting	71%	74%	(3)
Average realized price
Natural gas ($/Mcf)	5.73	7.68	(25)
Oil and NGLs ($/Bbl)	45.38	89.44	(49)

Total wells drilled (net)	16	16	-

(1)

Readers are referred to the advisories concerning non-GAAP measures and oil and gas definitions in the “Advisories” section of this document.

(2)

Based on the period-end closing prices of publicly traded enterprises and book value of the remaining investments.

(3)

Net debt is a non-GAAP measure, it is calculated and defined in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

 First Quarter Overview

▪

Funds flow from operations in 2009 decreased by $6.6 million to $17.6 million from the prior year due to lower realized prices and lower production, partially offset by higher natural gas financial contract receipts, lower royalties, operating and Corporate costs.

▪

First quarter net loss was $23.7 million compared to a net loss of $38.0 million in 2008. The current year loss includes higher Principal Properties losses due to a lower netback; lower Strategic Investment losses, as 2008 included a $12.4 million loss associated with MGM Energy; and lower Corporate costs due to lower stock-based compensation, foreign exchange, and general and administrative expenses.

Principal Properties

▪

Kaybob drilled nine wells, including Paramount’s first horizontal tight gas well in the area.

▪

In Grande Prairie, production at Crooked Creek contributed approximately 500 Boe/d for the quarter, largely due to waterflood, and one liquids rich gas deep well was drilled at Karr.

▪

Completed Northern’s winter drilling program and the Bistcho plant turnaround.

▪

Suspended Southern’s light oil drilling program in North Dakota due to project economics.

▪

Eight (4.7 net) wells drilled in the quarter commenced production in April 2009 and are expected to qualify for a lower Alberta royalty rate.

▪

Received $11.2 million from the settlement of natural gas financial contracts.

▪

Exploration and development capital spending decreased to $55.5 million from $64.4 million in the first quarter of 2008.

▪

Realized prices declined by 25 percent for natural gas and 49 percent for crude oil and NGLs from the first quarter of 2008.

▪

Netback decreased to $9.5 million in the first quarter 2009 from $34.8 million in 2008.

Strategic Investments

▪

Drilled seven additional oil sands evaluation wells at Hoole for $2.0 million.

▪

Assembly of the third drilling rig continued with completion expected in mid 2009.

▪

Signed contract for third party short-term usage of a drilling rig for the summer of 2009.

Corporate

▪

Purchased 615,600 Paramount shares for $4.2 million for an average cost of $6.85 per share under the Company’s Normal Course Issuer Bid.

▪

Received $12.2 million on settlement of the foreign exchange collar.

▪

Corporate costs decreased from $15.7 million to $6.6 million in the first quarter 2009.

Outlook

The 2009 exploration and development budget of $90 million excluding land purchases remains unchanged. The Company’s current capital plan remains flexible and depending upon future economic conditions, the Company may increase or decrease capital spending. First quarter production of 11,912 Boe/d is consistent with expectations and Paramount continues to forecast annual average production of 12,500, based on the current exploration and development budget.

ADDITIONAL INFORMATION

A copy of Paramount’s complete results for the three months ended March 31, 2009, including Management’s Discussion and Analysis and Unaudited Interim Consolidated Financial Statements can be obtained at http://media3.marketwire.com/docs/506pou_ern.pdf. This report will also be made available through Paramount’s website at www.paramountres.com and SEDAR at www.sedar.com .

ABOUT PARAMOUNT

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount's common shares are listed on the Toronto Stock Exchange under the symbol "POU".

Advisories

Forward-looking Statements

Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook and include an assessment of the fair value and impairment charges of investments. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, financing plans, capital expenditures, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect.  The following assumptions have been made, in addition to any other assumptions identified in this document:

▪

future oil and gas prices and general economic and business conditions;

▪

the ability of Paramount to obtain required capital to finance its exploration, development and operations;

▪

the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

▪

the ability of Paramount to market its oil and natural gas successfully to current and new customers;

▪

the ability of Paramount to secure adequate product transportation and storage;

▪

the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

▪

the timely receipt of required regulatory approvals; and

▪

currency, exchange and interest rates.

Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on such forward-looking statements or information as Paramount can give no assurance that such expectations will prove to be correct.  Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information.  These risks and uncertainties include, but are not limited to:

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

general economic and business conditions;

▪

loss of the services of any of Paramount’s executive officers or key employees;

▪

the ability of Paramount’s management to execute its business plan;

▪

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

▪

the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

the uncertainty of reserves estimates and reserves life;

▪

the uncertainty of resource estimates and resource life;

▪

the ability of Paramount to add production and reserves through development and exploration activities;

▪

the impact of market competition;

▪

the uncertainty of estimates and projections relating to exploration and development costs and expenses;

▪

the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

▪

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

▪

the availability of future growth prospects and Paramount’s expected financial requirements;

▪

risks inherent in Paramount's marketing operations, including counterparty credit risk;

▪

Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

▪

Paramount's ability to enter into or continue leases;

▪

Paramount's ability to secure adequate product transportation and storage;

▪

imprecision in estimates of product sales and the anticipated revenues from such sales;

▪

weather conditions;

▪

the ability to obtain necessary regulatory approvals;

▪

the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

▪

uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

▪

changes in taxation laws and regulations and the interpretation thereof;

▪

health, safety and environmental risks;

▪

changes in environmental laws and regulations and the interpretation thereof;

▪

the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

▪

the cost of future abandonment activities and site restoration;

▪

risks associated with existing and potential future law suits and regulatory actions against Paramount;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations;

▪

occurrence of a significant event against which the Company is not fully insured; and

▪

other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking statements or information contained in this document are made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

“Funds flow from operations” and “Netback” are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. “Netback” equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of “Net debt” in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

For further information, please contact:

Paramount Resources Ltd.

J.H.T. (Jim) Riddell, President and Chief Operating Officer

B.K. (Bernie) Lee, Chief Financial Officer

Phone: (403) 290-3600

Fax: (403) 262-7994